UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Layne Christensen Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title or Class of Securities)

521050 10 4

(CUSIP Number)

September 28, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 521050 10 4
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jerry Reynolds
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially by Owned by Each Reporting Person With:		5.	Sole Voting Power 665,541
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 665,541
		8.	Shares Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 665,541
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: The issuer is Layne Christensen Company
(b)	Address of Issuer's Principal Executive Offices: 1900 Shawnee Mission Parkway, Mission Woods, Kansas 66205

Item 2.

(a)	Name of Person Filing: Jerry Reynolds
(b)	Address of Principal Business Office or, if none, Residence: 3661 North County Road 925 West, West Baden, Indiana 47469.
(c)	Citizenship: U.S.
(d)	Title of Class of Securities: Common stock, $0.01 par value.
(e)	CUSIP Number: 521050 10 4
Item 3.	Not Applicable.
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 665,541.
(b)	Percent of class: 5.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 665,541
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 665,541.
(iv)	Shared power to dispose or to direct the disposition of: 0.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Page 3 of 4 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transfer having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

10-7-2005 Date /s/ Jerry Reynolds Signature Jerry Reynolds Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partners of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 4 of 4 pages